July 26, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Donegal Group Inc. File No. 333-167774 Registration Statement on Form S-4
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, Donegal Group Inc., or DGI, hereby requests that the effective date of DGI’s registration statement on Form S-4 (File No. 333-167774) be accelerated to noon on Wednesday, July 28, 2010, or as soon thereafter as practicable. DGI hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve DGI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	DGI may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, DONEGAL GROUP INC.
	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller
,		Senior Vice President and Chief Financial Officer